HOLDING

RECEIVED

2007 FEB -1 A 11:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



07020740

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 30 January 2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED

FEB 0 5 2007

THOMSON
FINANCIAL

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Kay Amelungse

Enclosures

(1) 08 January 2007 — Press release: Hypo Real Estate Capital Corporation closes $370 million construction loan for development of a new W South Beach Hotel & Residences

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (CEO)
Stephan Bub, Dr. Paul Eisele,
Dr. Markus Fell, Frank Lamby

(2) 09 January 2007	Press release: Hypo Public Finance USA, Inc. provides senior secured loan facility to Babcock & Brown Rail North America LLC, to finance freight railcar lease fleets
(3) 10 January 2007	Press release: Hypo Real Estate Bank International AG: Successful completion of €112 million acquisition and refurbishment financing to a company held by Orion Capital Managers, for the acquisition of an office building located Rue d'Astorg in Paris CBD (8th district).
(4) 11 January 2007	Press Release: Hypo Real Estate Bank AG finances the purchase of DGAG Deutsche Grundbesitz AG by Pirelli RE • Bridge financing for the acquisition of the company and closing costs of around € 290 million • A further approx. € 900 million for optimising existing financing structures will be provided
(5) 17 January 2007	Press release: Hypo Real Estate Bank International AG: Successful completion of US$61 million financing for London & Regional Properties' purchase of the Ducat Place II office building in Moscow, Russia.
(6) 29 January 2007	Ad hoc Announcement: Hypo Real Estate Holding AG: Dividend increase of 50% and strategic expansion of the Management Board
(7) 29 January 2007	Press release: Hypo Real Estate Group has published preliminary figures for 2006 • Dividend to rise by 50 percent to EUR 1.50 per share • Consolidated net income before taxes: EUR 571 million • New real estate business of EUR 26.6 billion considerably above budget • New company phase for further company growth and increased profitability is beginning • Three new deputy members of the Management Board have been appointed


Hypo Real Estate
GROUP

Press release

Hypo Real Estate Capital Corporation closes $370 million construction loan for development of a new W South Beach Hotel & Residences

New York, Munich, 8 January 2007: Hypo Real Estate Capital Corporation ("HRECC"), the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – closed a $370 million, 30-month loan for the construction of a new mixed-use, luxury oceanfront condominium/hotel at 2201 Collins Avenue in the world renowned South Beach section of Miami, Florida. The new development, W South Beach Hotel & Residences, will be the latest property to be managed by Starwood's W Hotels Worldwide. The transaction closed on November 22, 2006.

The borrower, 2201 Collins Fee, LLC, is a joint venture between affiliates of RFR Holding LLC, Tristar Capital and Investcorp Properties Limited. RFR Holding is a leading private owner of US commercial real estate. Tristar is a real estate company led by real estate developer David Edelstein and operating in the New York metropolitan region for the past 20 years and Investcorp Properties Limited is a New York-based real estate investment company. Hypo Real Estate Capital Corporation most recently worked with RFR Holding in 2005 when it provided $114.5 million in financing for the Riande Hotel Portfolio project in southern Florida.

To be developed by prominent, privately owned real estate development firm Related and managed by hotel leader, Starwood, which owns 20 W properties throughout the world, the 419-unit, 20-story, beachfront condominium/hotel project will boast several attractive amenities including a 527 space, above-ground parking garage, high-end, street level retail, signature restaurants, including famed Chinese eatery, Mr. Chow, as well as a luxury Bliss Spa®.

"Hypo Real Estate Capital Corporation was proud to be called upon again by this valued client to provide construction financing for this most promising and appealing project," said **Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation**. "We are always pleased when our clients return to us as this decision underscores their satisfaction with our service and implicitly recognizes the excellence of our efforts in facilitating seamless solutions to their financing needs." **HRECC Director, Bruce Kimmelman**, responsible for the RFR Holding relationship, added, "The location of the project, the experience of the development team and the high level of pre-sale activity, makes this an extremely exciting project to be involved with."

Notes to editors:

About RFR Holding
Aby Rosen and Michael Fuchs are the founding principals of RFR Holdings, LLC, a privately held real estate investment, development and management company based in Manhattan and wholly owned by Aby Rosen and Michael Fuchs. RFR established its operations in the United States in 1991 and through various affiliates presently controls more than five million square feet of prime office and retail space in addition to approximately 2,500 luxury residential apartments. While the office and retail portfolio grew primarily through acquisition and re-positioning of existing properties in prime New York City locations, the residential portfolio, comprised of luxury Manhattan apartments, has been established primarily through new construction. As a result of its European origins, RFR has structured a number of its investments as joint ventures with European individuals and institutions and enjoys excellent ongoing relationships with its various partners as a direct result of its sound approach to investing and to serving its partners.

About Tristar Capital
Tristar Capital is a real estate company led by dynamic real estate developer David Edelstein. Operating in the New York metropolitan region over the past 20 years, Edelstein has expanded into vibrant markets including South Florida, Las Vegas and the West Coast. With billions in real estate transactions to his credit, Edelstein continues to be a leader in the industry, bringing together premier Wall Street investment banks to execute a multitude of innovative projects. The most outstanding of Edelstein's numerous South Beach investments to date is the historic Lincoln Road pedestrian mall in Miami. Along with his many high rise developments, Edelstein has completed two world-class buildings on New York's famed Central Park West, the Park Laurel and 279 Central Park West. Among the other outstanding projects on the West Coast, Tristar along with RFR Holdings owns and operates the 500,000 square foot Desert Passage shopping mall in the heart of the Las Vegas strip. Additionally, Edelstein is also in the process of developing an 8 million square foot master planned Las Vegas project

that will include hotels, casinos and condos along with retail and restaurants. With Edelstein at the helm, Tristar Capital prides itself on its ability to identify undervalued assets creating landmarks of enormous value.

About W Hotels

W Hotels is a global lifestyle brand with 20 properties in the most vibrant cities around the world. Inspiring and indulging its guests with thoughtful, refreshing and stylish experiences, signature restaurants, bars and destination spas, W has become the fastest growing luxury hotel brand in the world. Each hotel offers a unique mix of innovative design, comfort and cultural influences from fashion to music to art and everything in between. Recent openings include W's first property in Asia, W Seoul – Walkerhill and its first property in Canada, W Montreal. W Residences, offering the W lifestyle at home, have been announced for Las Vegas, Hollywood, Dallas, South Beach, Phoenix, Scottsdale and Hoboken. Internationally, W has announced plans for hotels in the Maldives, Barcelona, Hong Kong, Shanghai, Santiago and Dubai. For more information, visit www.whotels.com.

About Hypo Real Estate Capital Corporation

Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Hypo Real Estate Group

The Hypo Real Estate Group (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely Hypo Real Estate Holding AG based in Munich, and three operational entities. The Hypo Real Estate Bank International AG (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is Hypo Real Estate Bank AG based in Munich. Hypo Public Finance Bank (Dublin) combines public finance and Capital Markets activities.

Press contact:

Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Press release

Hypo Public Finance USA, Inc. provides senior secured loan facility to Babcock & Brown Rail North America LLC, to finance freight railcar lease fleets

Munich/New York, 9 January 2007: Hypo Public Finance USA, Inc. ("HPF USA"), the New York-based subsidiary of Hypo Public Finance Bank - a member of the Hypo Real Estate Group - announced that it closed $238 million of floating rate term financing for Babcock & Brown Rail North America LLC (BBRNA), a Babcock & Brown (ASX:BNB) sponsored investor that owns freight railcars leased to railroads, utilities, and industrial companies in the US and Canada. The 3,600 railcar structured financing was closed in mid-December 2006.

Stephan Bub, CEO Hypo Public Finance Bank and Member of the Management Board of Hypo Real Estate Holding AG: "Hypo Public Finance is picking up pace and we are proud to have completed this important transaction. It demonstrates both our commitment to expand our transportation and infrastructure finance business and our support of leading equipment operating lessor clients such as Babcock & Brown".

Jack Campbell, head of HPFUSA's Infrastructure and Asset-based Finance unit in the Americas adds: "This transaction represents HPF USA's first significant financing of railroad sector assets and we expect to upsize it in early 2007."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Hypo Public Finance, USA Inc.

Hypo Public Finance USA, Inc. ("HPF USA") is the New York-based subsidiary of **Hypo Public Finance Bank**. The Bank provides premier financial services to borrowers, investors and intermediaries in the international public finance and capital markets. Operating from its head office in Dublin and from offices in the US, London, Dortmund and Luxembourg, the bank is structured to deliver solutions and results to clients and partners around the world. Its success is based on a team of experienced professionals with successful track records and the specialised financial platforms from which they operate. The core business lines are in public/infrastructure finance, capital markets/structured finance, and asset management.

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank puc** (Dublin) combines public finance business with responsibilities for government lending, infrastructure financing, local authority project financing and forfeiting as well as for Capital Markets activities.

About Babcock & Brown

Babcock & Brown is a global investment and advisory firm with longstanding capabilities in structured finance and the creation, syndication and management of asset and cash flow-based investments. Babcock & Brown was founded in 1977 and is listed on the Australian Stock Exchange.

Babcock & Brown operates from 26 offices across Australia, North America, Europe, Asia, United Arab Emirates and Africa and has in excess of 810 employees worldwide. Babcock & Brown has five operating divisions including real estate, infrastructure and project finance, operating leasing, structured finance and corporate finance. The company has established a funds management platform across the operating divisions that has resulted in the creation of a number of focused investment vehicles in areas including real estate, renewable energy and infrastructure.

For further information about Babcock & Brown please see: www.babcockbrown.com

Press contact:

Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Bank International AG: Successful completion of €112 million acquisition and refurbishment financing to a company held by Orion Capital Managers, for the acquisition of an office building located Rue d'Astorg in Paris CBD (8th district) .

Paris/London/Munich, 10 January 2007: Hypo Real Estate Bank International AG announces today that it has arranged a €112 million acquisition and refurbishment financing (including a Capex VAT loan) to Compagnie Immobilière Betelgeuse, a quoted property company controlled by Orion Capital Manager's Orion European Real Estate Fund II. The transaction closed on 18 December 2006.

The funding will be used by Compagnie Immobilière Betelgeuse to acquire from the French Government an office building located at Rue d'Astorg in Paris, (8th), Central Business District. The building is currently mostly tenanted by French Government services. A full refurbishment will be undertaken at the expiration of the different leases and, upon completion, the building will comprise 12,000 sqm of lettable class A office area over the ground and eight upper floors plus 50 parking spaces.

Commenting, Harin Thaker, CEO Europe of Hypo Real Estate Bank International AG, said: "The successful closing of this transaction with a key client, again proves our ability to deliver timely, tailor-made financing solutions."

Press contact:
Oliver Gruß
Corporate Communications
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Orion Capital Managers
Orion Capital Managers is a private international real estate investment firm founded in 1999 to invest in real Estate all over Europe.
Orion Capital Managers raised and invested the Orion European Real Estate Fund (€ 476 million of equity), raised the Orion European Real Estate Fund II (€ 500 million of equity) and is in the process of closing its third investment vehicle, Orion Income Return Partners (OIRP).
Since its inception, the firm invested over € 2.0 billion in Western Europe.
Funds I, II, and OIRP Investors include over 20 European and North American top blue-chip pension funds and Middle-East and Asian government funds.

Press Release

Hypo Real Estate Bank AG finances the purchase of DGAG Deutsche Grundbesitz AG by Pirelli RE

- **Bridge financing for the acquisition of the company and closing costs of around € 290 million**
- **A further approx. € 900 million for optimising existing financing structures will be provided**

Munich, 11 January 2007: Hypo Real Estate Bank AG is financing the purchase of 96.83% of DGAG Deutsche Grundvermögen AG ("DGAG") by the Italian Pirelli & C. Real Estate S.p.A. ("Pirelli RE"). For this purpose, the bank has now provided Pirelli RE with bridge financing for purchasing a share package of the company and closing costs of around € 290 million. In order to refinance this bridge facility and also to optimise existing financing structures, Hypo Real Estate Bank AG will also provide further financing of approx. € 900 million to Pirelli RE in the course of the next few months. The credit agreements were signed in December 2006.

Expansion to one of the leading real estate companies in Germany

On 9 October 2006, Pirelli RE announced that it had acquired DGAG Deutsche Grundvermögen AG from HSH Nordbank and private investors. DGAG holds approx. 22,500 apartments - mainly in Hamburg, Kiel and Lübeck – as well as numerous commercial properties, most of which are located in the region of Greater Hamburg. Pirelli RE is stepping up the rate of its growth with this acquisition, and plans to expand DGAG into the basis for future German activities. Following a restructuring of the group, the Italian real estate company will – as already announced – take on two further joint venture partners. Pirelli RE will hold the apartments in future together with RREEF Real Estate Opportunity Funds – an investment fund of the Deutsche Bank Group. The commercial properties will be held in a joint venture with MSREF (Morgan Stanley Real Estate Fund).

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Frank Lamby, Member of the Management Board of Hypo Real Estate Holding AG and Spokesman of the Management Board of Hypo Real Estate Bank AG: "We are pleased that we are able to support Pirelli RE with its expansion into the German market with a customised financing solution. The purchase of DGAG Deutsche Grundvermögen is also an example for the still high attractiveness of the German real estate market and also for the unabated interest of international investors."

Hypo Real Estate Bank AG
Hypo Real Estate Bank AG is a member of the Hypo Real Estate Group, one of the largest European providers of commercial real estate financing, and consists of the non-operational listed holding company, namely Hypo Real Estate Holding AG based in Munich, and operational entities. Hypo Real Estate Bank AG, Munich, is the centre of competence of the group for the German market. The group's international real estate financing activities are combined in Hypo Real Estate Bank International AG (Stuttgart). The Public Finance and Capital Markets business is operated by Hypo Public Finance Bank (Dublin).

Press contact:

Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Bank International AG: Successful completion of US$61 million financing for London & Regional Properties' purchase of the Ducat Place II office building in Moscow, Russia.

Munich/London/Moscow, 17 January 2007: Hypo Real Estate Bank International AG announces today that it has provided London & Regional Properties with a US$61 million senior investment loan for the acquisition of the Ducat Place II office building in Moscow, Russia. The transaction closed on 8th December 2006.

Ducat Place II is a 10-story, 19,146 sqm office tower let to tenants including Morgan Stanley, Motorola, DTZ and Visa. It has a two-level underground parking facility and architectural features include a four-level, glass-enclosed atrium with sky bridges connecting two separate buildings (a front 4 floor building and a back 10 floor building). The property is located at the intersection of Tverskaya Street and the Garden Ring in the center of Moscow. Ducat Place II is near the US Embassy, Moscow's best hotels and restaurants, has excellent access to the rest of the city and is only a 3 min walk to the Mayakovskaya Metro station.

Commenting, Harin Thaker, CEO Europe of Hypo Real Estate Bank International AG, said: "We are pleased to have provided London & Regional Properties with the financing for this deal. It joins the growing list of prestige real estate transactions that we have executed in the region."

Commenting, David Geovanis, Managing Director of London & Regional Properties' Russian business, stated: "We view the Ducat Place-II financing as a landmark deal in the emerging Russian real estate investment market. We look forward to our continued successful cooperation with Hypo Real Estate Bank International".

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Corporate Communications
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group
The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

London & Regional Properites
London & Regional Properties is one of the largest foreign investors in the emerging Russian property market. Over the past year, London & Regional Properties has completed ten investments in Russia in deals with a total value in excess of $500 million.

Hypo Real Estate Holding AG: Dividend increase of 50% and strategic expansion of the Management Board

Munich, 29 January 2007 – The Management Board and Supervisory Board of Hypo Real Estate Holding AG intend to propose a dividend of EUR 1.50 per share for financial 2006 to the Annual General Meeting to be held on 23 May 2007. This is equivalent to a 50% increase in the dividend (previous year: EUR 1.00 per share).

The dividend proposal is based on the success achieved in financial 2006. Consolidated net income before taxes (EBT) amounted to EUR 571 million in 2006 on the basis of preliminary unaudited figures (previous year figure: EUR 443 million). Both figures include a positive effect attributable to a change in the accounting policy for measuring allowances for losses on loans and advances (EUR 30 million compared with EUR 35 million in the previous year) and a negative effect attributable to restructuring expenses (EUR 17 million compared with EUR 34 million). Adjusted by these two factors, consolidated net income before taxes amounted to EUR 558 million, and was thus within the announced target range of EUR 550 to 560 million (adjusted previous year figure: EUR 442 million).

The Supervisory Board has today appointed three new deputy members to the Management Board of Hypo Real Estate Holding AG with effect from 1 February 2007: Ms. Bettina von Oesterreich, Dr. Robert Grassinger and Mr. Tom Glynn. Ms. Bettina von Oesterreich, Chief Risk Officer of Hypo Real Estate Bank International AG, will assume the function of Group CRO from Mr. Frank Lamby, who in future will be responsible for world-wide new business in real estate financing. In addition, Mr. Lamby will leave the Management Board of Hypo Real Estate Bank AG and become the board spokesman at Hypo Real Estate Bank International AG. Dr. Robert Grassinger, at present still serving on the Management Board of Hypo Real Estate Bank International AG, will in future be responsible at the Holding for group-wide funding and interest scheduling on the bank book. At the same time, he will step down from the Management Board of Hypo Real Estate Bank International AG and will take over the position of board spokesman at Hypo Real Estate Bank AG from Mr. Lamby. Mr. Tom Glynn, member of the Management Board of Hypo Public Finance Bank, will assume additional responsibility for asset management at the Holding. Dr. Paul Eisele will step down from the Management Board of the Holding on 31 May 2007. After celebrating his 60th birthday, Dr.

Eisele has expressed a wish to retire from active service. The Supervisory Board has acceded to this wish.

The expansion of the Management Board is related to the strategic further development of the Hypo Real Estate Group in order to attain the figure of more than 13% for return on equity after taxes forecast for 2009. The new board structure will facilitate the expansion of the new business base to include additional asset classes, the reorganisation of the segments, the extension of the value chain by strengthening asset management and securitisation and the establishment of a group-wide active portfolio management for the existing portfolio.

Press release

Hypo Real Estate Group has published preliminary figures for 2006

- **Dividend to rise by 50 percent to EUR 1.50 per share**
- **Consolidated net income before taxes: EUR 571 million**
- **New real estate business of EUR 26.6 billion considerably above budget**
- **New company phase for further company growth and increased profitability is beginning**
- **Three new deputy members of the Management Board have been appointed**

Munich, 29.01.2007: The Hypo Real Estate Group has reported a very successful year 2006 and plans to considerably increase the dividend in line with its existing distribution policy. The Management Board and Supervisory Board of Hypo Real Estate Holding AG accordingly intend to propose to the Annual General Meeting on 23 May 2007 that a dividend of EUR 1.50 per share should be paid for financial 2006 (previous year: EUR 1.00 per share).

Preliminary figures

- Consolidated net income before taxes (EBT) amounted to EUR 571 million in 2006 – based on preliminary unaudited figures– and were 28.9% higher than the previous year figure of EUR 443 million. Both figures include a positive effect attributable to a change in the accounting policy for measuring allowances for losses on loans and advances (EUR 30 million compared with EUR 35 million in the previous year) and a negative effect attributable to restructuring expenses (EUR 17 million compared with EUR 34 million). Adjusted by these two factors, consolidated net income before taxes amounted to EUR 558 million, and were thus fully in line with our announced target range of EUR 550 to 560 million. Compared with the correspondingly adjusted previous year figure of EUR 442 million, result growth is 26.2%.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

- This positive development in business was based on the increase in **operating revenues** (sum of net interest income and net commission income, net trading income, net income from investments and balance of other operating income / expenses) to EUR 1,082 million compared with EUR 946 million in 2005 (+14.4%), combined with moderate development in expenses. This is reflected in the cost-income ratio which declined to 31.0% (2005: 33.5%).
- Additions to **provisions for losses on loans and advances** amounted to EUR 159 million (previous year: EUR 151 million). Following the successful portfolio streamlining in recent years, portfolio-based provisions for losses on loans and advances increased as planned, due to the increased portfolio.
- **General administrative expenses** amounted to EUR 335 million (2005: EUR 317 million). The increase in general administrative expenses is attributable to the further regional expansion as well as the expansion of the Hypo Public Finance Bank segment.

<u>New business</u>

New real estate financing business amounted to EUR 26.6 billion in 2006. The Group thus has succeeded in considerably exceeding the objective of repeating the already high previous year level of EUR 22.3 billion. New business of EUR 9.1 billion was acquired in the fourth quarter alone (previous year: EUR 8.0 billion). New business at business segment Hypo Real Estate International amounted to 20.0 billion (previous year figure for the segments Hypo Real Estate International und Württembergische Hypothekenbank: EUR 19.5 billion), and new business at business segment Hypo Real Estate Germany amounted to EUR 6.6 billion (previous year: EUR 2.8 billion). Including the international financing portfolio acquired from AHBR in the summer of 2006 (approx. EUR 3.3 billion) as well as off-balance-sheet business (securitisation/syndication) totalling approx. EUR 2.4

billion, new business in real estate financing amounted to approx. EUR 32.3 billion. In addition, asset-based and infrastructure financing of approx. EUR 1.9 billion was also acquired at business segment Hypo Public Finance Bank.

Outlook for 2007

For the current financial year, the Management Board expects that the positive development in business will continue. On the basis of the strong new business in 2006 and the growth measures which have been introduced, consolidated net income before taxes of at least EUR 680 million have been set as the target for 2007. As has already been announced, return on equity after taxes is expected to be between 11 and 12%. New business in real estate financing and in infrastructure financing / asset-based finance is expected to be at least EUR 25 billion (excl. the off-balance-sheet business securitisation and syndication).

Steps defined for the new growth phase of the group

As initially announced in October of last year, consolidated return on equity after taxes is forecast to rise to more than 13% in the year 2009, combined with a cost-income ratio of less than 28%. The Management Board and Supervisory Board have defined the main steps and measures for the new growth phase of the group which is now beginning:

- The Hypo Real Estate Group will step up the pace of its existing policy of broadening its business base. In addition to financing large-volume commercial real estate, financial engineering know how will be strengthened and also applied to other asset classes. In this way, the earnings base of the group is to be broadened, and its risk profile is to be further diversified. Initial steps in 2006 were the establishment of infrastructure financing and asset-based finance.

- The segments Hypo Real Estate International and Hypo Real Estate Germany will be combined at the beginning of the financial year to form the segment "Commercial Real Estate". This takes account of the successful establishment of German business and the international focus of customers. A distinction between domestic and international business is accordingly no longer necessary. The legal structure of the group with the three entities of Hypo Real Estate Bank International AG in Stuttgart, Hypo Real Estate Bank AG, Munich, and Hypo Public Finance Bank, Dublin, will be retained despite the new segmentation.
- In addition, the distribution channels for financing which have been set up last year will also be established as a key value driver of the group. This comprises for instance the expansion of securitisation, which will reduce the balance sheet volume and release equity for further growth. The aim is to allocate the group's equity consistently on the basis of the best yield opportunities. The value chain also includes strengthening asset management, which comprises the management of finance risks which are based on real estate as assets. Asset-based finance activities outside real estate financing, the activities at Capital Markets and asset management are pooled in the segment "Asset Finance und Asset Management".
- Group-wide portfolio management will be established in the holding company in order to optimise the risk and earnings potential of the group. This will be responsible for managing the entire existing portfolio of the bank; in the past this function has been the responsibility of the operating entities.

Georg Funke, CEO of Hypo Real Estate Holding AG: "The year 2006 has fully satisfied our ambitious expectations, and has exceeded them in certain cases. The Hypo Real Estate Group is now following a course of sustainable growth in which we are starting the next phase. For this purpose, we are further developing our successful business model and are optimising our structure. We have clear objectives and know how to meet these objectives. In the course of the next few years, the Hypo Real Estate Group will consistently utilise its know how in the field of asset-based finance business in order to generate further growth, boost profitability and further diversify its risk structure".

Management Board changes at the group

As part of the strategic further development of the group, the Management Board of the holding company, which has previously comprised Messrs. Georg Funke, Stephan Bub, Dr. Markus Fell, Dr. Paul Eisele and Frank Lamby, will be extended to include three deputy members. Dr. Eisele will step down from the Management Board. There will also be changes in the Management Boards of the subsidiaries:

- **Dr. Paul Eisele** will step down from the Management Board of the Holding as of 31 May 2007, and will also step down from the Management Board of Hypo Real Estate Bank International AG as of 30 June 2007. In February, he will step down from his position as board spokesman of Hypo Real Estate Bank International, and will also step down from his positions as chairman of Hypo Public Finance Bank and as a member of the Supervisory Board of Hypo Real Estate Bank AG. After celebrating his 60th birthday, Dr. Eisele expressed a wish to retire from active service. The Supervisory Board has complied with this request, and would like to thank Dr.

Eisele for the work which he has performed for the benefit of the Hypo Real Estate Group.

- **Frank Lamby** will assume responsibility for the "Commercial Real Estate Origination" unit on the Management Board of the Holding and will become the new spokesman of Hypo Real Estate Bank International AG. At Hypo Real Estate Bank AG, he will move over from the Management Board to the Supervisory Board.
- **Dr. Robert Grassinger** was appointed as deputy member of the Management Board of the Holding as of 1 February 2007. At the holding company, Dr. Grassinger will assume responsibility for group-wide funding of covered as well as uncovered issues (Pfandbriefe, lettres de gage, jumbos and MTN issues) as well as interest scheduling on the bank book. He will also succeed Frank Lamby as board spokesman at Hypo Real Estate Bank AG.
- **Tom Glynn** has also been appointed as deputy member of the Management Board of the Holding, where he will be responsible for asset management.
- And finally, **Bettina von Oesterreich** has been appointed as deputy member of the Management Board of Hypo Real Estate Holding AG. In addition to her function as Chief Risk Officer of Hypo Real Estate Bank International AG, she will also assume responsibility as Group Chief Risk Officer.
- **Georg Funke** is to assume the function of Chairman at Hypo Public Finance Bank as the successor of Dr. Paul Eisele.
- **Harin Thaker** will be appointed to the Management Board of Hypo Real Estate Bank International AG as of 1 February 2007. Mr. Thaker operates the European real estate financing of the group from London, and will continue to be responsible for this business in the Management Board of Hypo Real Estate Bank International.

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Information for editors:

The figures published in this document are provisional and not officially certified.

Further information will be announced in a telephone press conference with Georg Funke, CEO of Hypo Real Estate Holding AG, and Dr. Markus Fell, CFO. The conference is to be held on 30 January 2007, at 10.00 hours.

To participate in the conference: +49 (0)69 9897 2627 and +49 (0)89 2030 3241.

The accounts press conference for the publication of the annual report for 2006 is to be held on 14 March 2007.

Hypo Real Estate Group

	2006	Budget 2006	2005
Operating performance (in € million)			
Operating revenues	1,082	> 1,000	946
Provisions for losses on loans and advances	159		151
General administrative expenses	335		317
Net income/loss before taxes before effects[1]	558	550-560	442
Net income/loss before taxes	571		443

[1] excluding the effects from change in accounting policy for allowances for loans and advances amounting to € 30 million (2005: € 35 million) and restructuring expenses amounting to € 17 million (2005: € 34 million)

Hypo Real Estate Group

	1st Quarter 2006	2nd Quarter 2006	3rd Quarter 2006	4th Quarter 2006
Operating performance (in € million)				
Operating revenues	264	266	270	282
Provisions for losses on loans and advances	43	44	36	36
General administrative expenses	80	79	86	90
Restructuring expenses	-	-	-	17
Net income/loss before taxes	141	143	148	139